SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Ecolab Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

278865100

(CUSIP Number)

William A. Groll, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 15 (this “Amendment”) amends and supplements the Schedule 13D filed on December 20, 1989, as previously amended (the “Schedule 13D”), of Henkel KGaA (“KGaA” and, together with its affiliates, “The Henkel Group”) and Henkel Corporation (as successor by merger to HC Investments, Inc.), with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Ecolab Inc. (“Ecolab” or the “Company”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The names, addresses, occupations and citizenship of the executive officers and members of the board of directors, or equivalent body, of each of KGaA and Henkel Corporation are set forth in Schedule I hereto. None of KGaA, Henkel Corporation or, to the best of their knowledge, Henkel of America, Inc. or any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

On February 27, 2008, KGaA issued a press release, attached as Exhibit 24 and incorporated by reference in its entirety, in which it announced its intention to undertake the divestiture of all or part of its stake in Ecolab. No final decision has been taken at this time as to the size, the timing and the method of any such divestiture, which would be carried out in accordance with the Stockholder’s Agreement. Neither the press release nor this amendment is intended as, nor shall either constitute, an offer of any shares of Common Stock.

Except as set forth herein, KGaA and Henkel Corporation have no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 7.	Material to be filed as Exhibits.
Exhibit 24	Press release issued by Henkel KGaA on February 27, 2008

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2008

Henkel KGaA

By:    /s/ Thomas Gerd Kühn

Name: Thomas Gerd Kühn

Title: General Counsel

By:    /s/ Heinz Nicolas

Name: Heinz Nicolas

Title: Senior Corporate Counsel

Henkel Corporation

By:  /s/ Paul R. Berry

Name: Paul R. Berry
Title: Senior Vice President and
Chief Legal Officer

Exhibit Index

Exhibit 1	Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 2	Amendment No. 1 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of December 11, 1989	(i)
Exhibit 3	Confidentiality Agreement between Henkel KGaA and Ecolab Inc. dated November 13, 1989	(i)
Exhibit 4	Press Release issued by Ecolab Inc. and Henkel KGaA on December 11, 1989	(i)
Exhibit 5	Amendment No. 2 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 6	Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 7	Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 8	Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of September 11, 1990	(ii)
Exhibit 9	Amendment No. 3 to Stock Purchase Agreement by and among HC Investments, Inc., Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 10	First Amendment to the Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 11	First Amendment to the Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)
Exhibit 12	First Amendment to the Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of March 8, 1991	(iii)

Exhibit 13	Amended and Restated Umbrella Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 14	Amended and Restated Joint Venture Agreement by and between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 15	Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 26, 1991	(iv)
Exhibit 16	Press Release issued by Ecolab Inc. and Henkel KGaA on July 11, 1991	(iv)
Exhibit 17	Amendment No. 1 to Amended and Restated Stockholder’s Agreement between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000	(v)
Exhibit 18	Master Agreement, dated as of December 7, 2000, between Ecolab Inc. and Henkel KGaA	(v)
Exhibit 19	Form of Amended Stockholder’s Agreement	(v)
Exhibit 20	Purchases of Common Stock from December 14, 2000 through October 5, 2001	(vi)
Exhibit 21	Purchases of Common Stock from October 9, 2001 through November 23, 2001	(vii)
Exhibit 22	Agreement to be Bound by Chemie dated as of December 31, 2002	(viii)
Exhibit 23	Agreement to be Bound by Henkel Corporation dated as of December 15, 2004	(ix)
Exhibit 24	Press release issued by Henkel KGaA on February 27, 2008	__

(i)	Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.
(ii)	Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D on September 17, 1990.
(iii)	Previously filed as an Exhibit to Amendment No. 3 to the Schedule 13D on March 15, 1991.

(iv)	Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D on July 16, 1991.
(v)	Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D on December 15, 2000.
(vi)	Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D on October 9, 2001.
(vii)	Previously filed as an Exhibit to Amendment No. 7 to the Schedule 13D on November 26, 2001.
(viii)	Previously filed as an Exhibit to Amendment No. 9 to the Schedule 13D on January 8, 2003.
(ix)	Previously filed as an Exhibit to Amendment No. 12 to the Schedule 13D on February 1, 2005.

Schedule I

Officers and Directors of Henkel Corporation

The following table sets forth the name, business address, position with Henkel Corporation and present principal occupation of each director and executive officer of Henkel Corporation. Except as set out below, each individual listed below is a citizen of the United States.

Name and Address	Position with Henkel Corporation and Present Principal Occupation or Employment
Mr. Alois Linder Henkel KGaA Henkelstraße 67 40191 Düsseldorf Germany Citizen of Austria	Chairman of the Board of Henkel Corporation; Executive Vice President Adhesives Technologies of KGaA
Mr. John E. Knudson Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Director, President, Chief Financial Officer of Henkel Corporation; Director and President of Henkel of America, Inc.
Mr. Julian Colquitt Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	Director of Henkel Corporation; President, Adhesives Technologies-North America of Henkel Corporation
Mr. John Kahl Henkel Consumer Adhesives, Inc. 32150 Just Imagine Drive Avon, OH 44011-1355	President, UA of Henkel Corporation
Ms. Raphaela Dohm Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Vice President, Treasurer of Henkel Corporation and Vice President, Treasurer of Henkel of America, Inc.
Mr. William B. Read Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Senior Vice President, Human Resources of Henkel Corporation; Director and Senior Vice President, Human Resources of Henkel of America, Inc.

Mr. Paul R. Berry Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Senior Vice President, Chief Legal Officer & Secretary of Henkel Corporation; Senior Vice President, Chief Legal Officer & Secretary of Henkel of America, Inc.
Mr. Jeffrey C. Piccolomini Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Senior Vice President, Finance of Henkel Corporation; Senior Vice President, Finance of Henkel of America, Inc.
Mr. Gregory Gaglione Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Vice President, Associate General Counsel - Corporate Matters & Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Ms. Christel Emerson Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406

Vice President, Associate General Counsel -
Trademarks, & Assistant Secretary of Henkel
Corporation; Vice President, Associate
General Counsel -Trademarks, & Assistant
Secretary of Henkel of America, Inc.

Mr. Stephen D. Harper Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Vice President, Associate General Counsel- Patents & Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Mr. Daniel J. Corcoran Henkel of America, Inc. The Triad, Suite 200 2200 Renaissance Boulevard Gulph Mills, PA 19406	Assistant Treasurer of Henkel Corporation; Assistant Treasurer of Henkel of America, Inc.
Mr. John P. Preysner, Jr. Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067

Vice President, Associate General Counsel -
Technology and Adhesives& Assistant
Secretary of Henkel Corporation; Vice
President, Associate General Counsel -
Technology and Adhesives& Assistant
Secretary of Henkel of America, Inc.

Mr. Mitchell Tinnan Henkel Corporation 1001 Trout Brook Crossing Rocky Hill, CT 06067	Senior Vice President, Henkel America Operations UT of Henkel Corporation
Mr. Patrick Trippel Henkel Corporation 15051 E. Don Julian Road Industry, CA 91746	President, TEE of Henkel Corporation
Mr. William Carmichael Henkel of America, Inc. 1001 Trout Brook Crossing Rocky Hill, CT 06067	Assistant Secretary of Henkel Corporation; Assistant Secretary of Henkel of America, Inc.
Mr. Brad A. Gazaway Henkel of America, Inc. 15501 N. Dial Boulevard Scottsdale, AZ 85260	Assistant Secretary of Henkel Corporation; Vice President, Associate General Counsel – Laundry, Home and Personal Care & Assistant Secretary of Henkel of America, Inc.
Mr. Stanley A. Lockitski Henkel of America, Inc. 32150 Just Imagine Drive Avon, OH 44114

Vice President, Associate General Counsel –
Consumer Adhesives & Assistant Secretary of
Henkel Corporation; Vice President, Associate
General Counsel – Consumer Adhesives &
Assistant Secretary of Henkel of America, Inc.

Officers and Directors of Henkel KGaA

The following table sets forth the name, business address, and position with KGaA and present principal occupation of each director, executive officer and controlling person of KGaA. Each individual listed below is a citizen of Germany, except Mr. Linder and Mr. Stara, who are citizens of the Republic of Austria, Mr. Rorsted, who is a citizen of Denmark, Mr. Van Bylen, who is a citizen of Belgium, and Mr. Vuursteen, who is a citizen of The Netherlands.

Name and Address	Present Principal Occupation or Employment

Supervisory Board:
Mr. Albrecht Woeste Henkelstraße 67 40191 Düsseldorf Germany	Chairman of the Supervisory Board and Chairman of the Shareholders’ Committee of KGaA; Private Investor
Mr. Winfried Zander Henkelstraße 67 40191 Düsseldorf Germany	Vice Chairman of the Supervisory Board and Chairman of the Works Council of KGaA
Dr. Friderike Bagel Henkelstraße 67 40191 Düsseldorf Germany	Attorney at Law/Tax Advisor
Mr. Engelbert Bäßler Büngerstraße 18 40597 Düsseldorf Germany	Member of the Works Council of KGaA
Mr. Hans Dietrichs Ziegeleistraße 56 39307 Genthin Germany	Chairman of the Works Council of KGaA, site Genthin
Mr. Bernd Hinz Rheinstraße 48 51371 Leverkusen Germany	Vice Chairman of the Works Council of KGaA
Mr. Thomas Manchot Henkelstraße 67 40191 Düsseldorf Germany	Private Investor

Name and Address	Present Principal Occupation or Employment

Supervisory Board: (continued)

Prof. Dr. Dr. h.c. Heribert Meffert Potstiege 56 48161 Münster Germany	Former Director of the Institute for Marketing of the University of Münster
Mrs. Andrea Pichottka Königsworther Platz 6 30167 Hannover Germany	Assistant to Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)
Prof. Dr. Dr. h.c. Heinz Riesenhuber Bundesforschungsminister a.D. Deutscher Bundestag Platz der Republik 1 11011 Berlin Germany	Former Federal Minister for Research and Technology
Mr. Konstantin von Unger Henkelstraße 67 40191 Düsseldorf Germany	Founding Partner, Blue Corporate Finance
Mr. Michael Vassiliadis Königsworther Platz 6 30167 Hannover Germany	Member of the Executive Committee of IG Bergbau, Chemie, Energie (German Mining, Chemicals and Energy Trade Union)
Mr. Bernhard Walter 60301 Frankfurt Germany	Former Chairman of the Board of Managing Directors of Dresdner Bank AG
Mr. Werner Wenning 51368 Leverkusen Germany	Chairman of the Executive Board of Bayer AG
Dr. Anneliese Wilsch-Irrgang Flotowstraße 2a 40593 Düsseldorf Germany	Chairman of the Management Personnel Representatives of KGaA

Name and Address	Present Principal Occupation or Employment

Supervisory Board: (continued)

Mr. Rolf Zimmermann Halbuschstraße 122 40591 Düsseldorf Germany	Member of the Works Council of KGaA

Management Board:

Prof. Dr. Ulrich Lehner Henkelstraße 67 40191 Düsseldorf Germany	Chairman of the Management Board of KGaA
Mr. Kasper Rorsted Henkelstraße 67 40191 Düsseldorf Germany	Vice Chairman Executive Vice President-Human Resources/ Infrastructure Services of KGaA
Mr. Alois Linder Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President- Adhesives Technologies of KGaA
Dr. Friedrich Stara Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President-Laundry & Home Care of KGaA
Dr. Lothar Steinebach Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President- Purchasing/IT/Law and Chief Financial Officer of KGaA
Mr. Hans Van Bylen Henkelstraße 67 40191 Düsseldorf Germany	Executive Vice President- Cosmetics/Toiletries of KGaA

Name and Address	Present Principal Occupation or Employment

Shareholders’ Committee:

Mr. Albrecht Woeste Henkelstraße 67 40191 Düsseldorf Germany	Chairman of the Supervisory Board and Chairman of the Shareholders’ Committee of KGaA; Private Investor
Mr. Stefan Hamelmann Henkelstraße 67 40191 Düsseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Private Investor
Dr. h.c. Christoph Henkel Henkelstraße 67 40191 Düsseldorf Germany	Vice Chairman of the Shareholders’ Committee of KGaA; Managing Partner of Canyon Equity LLC
Dr. Paul Achleitner Königsstraße 28 80802 Munchen Germany	Member of the Executive Board of Allianz SE
Dr. Simone Bagel-Trah Henkelstraße 67 40191 Düsseldorf Germany	Private Investor
Dr. h.c. Ulrich Hartmann E.ON-Platz 1 40479 Düsseldorf Germany	Chairman of the Supervisory Board of E.ON AG
Mr. Konstantin von Unger Henkelstraße 67 40191 Düsseldorf Germany	Founding Partner, Blue Corporate Finance
Mr. Karel Vuursteen Dijsselhofplantsoen 10 NL-1077 BL Amsterdam The Netherlands	Former Chairman of the Board of Management of Heineken Holding N.V.

Name and Address	Present Principal Occupation or Employment

Shareholders’ Committee:

Dr. Hans-Dietrich Winkhaus Henkelstraße 67 40191 Düsseldorf Germany	Former President and Chief Executive Officer of KGaA